June 28, 2019

Mr. Ronald Alper

Office of Beverages, Apparel and Mining

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Trxade Group, Inc.: Effectiveness of its Registration Statement on Form S-1, filed May 6, 2019, as amended by Form S-1 Pre-Effective Amendment No. 2 as filed on June 20, 2019 (SEC File Number 333-231246)

Dear Mr. Alper:

This letter serves as Trxade Group, Inc., a Delaware corporation’s (the “Company”) request, per specific guidance received by the Company’s securities counsel, Blair Krueger, Esq. of Krueger LLP, for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”), so that such Registration Statement shall become effective at 4:00 pm (EDT) on Monday, July 1, 2019, or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, the Company hereby acknowledges that:

●	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to the Company at the following address and location:

Mr. Suren Ajjarapu

Trxade Group, Inc.

3840 Land O’ Lakes Boulevard

Land O’ Lakes, Florida 34639

(800) 261-0281

Please call us with your questions or comments, if any. Thank you in advance for your assistance.

/s/ Suren Ajjarapu	Chairman of the Board, Chief Executive Officer and Secretary
Suren Ajjarapu	(Principal Executive Officer)

cc:	Ms. Brigitte Lippman
Division of Corporation Finance
United States Securities and Exchange Commission
Trxade Group, Inc.
Mr. Suren Ajjarapu
Mr. Howard Doss
Mr. Steven Lee, Esq.